SEC FILE NUMBER:0-13111



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING




(Check One): [ ]Form 10-K [ ]Form 20-K [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR


         For Period Ended:  December 31, 1999

         [ ] Transition Report on Form 10-K
         [ ] Transition  Report on Form 20-F
         [ ] Transition  Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Analytical Surveys, Inc.
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Full Name of Registrant

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Former Name if Applicable

941 Meridian Street
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Address of Principal Executive Office (Street and Number)
Indianapolis, Indiana  46204.
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
 [X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

On January 27, 2000, Analytical Surveys, Inc. (the "Company") announced that it had commenced a detailed review of its cost-of-completion assumptions related to its contracts, which the Company believes may require it to restate its financial results for the fiscal year ended September 30, 1999. The review is currently ongoing. Until the review is complete, and the Company determines if a restatement of its financial statements is necessary, the Company cannot determine its results of operations or other financial information with respect to the first fiscal quarter ending December 31, 1999 without unreasonable effort and expense. The Company will file its 10-Q for the fiscal quarter ended December 31, 1999 within five days from February 14, 2000.



PART IV - OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

           Sol C. Miller              (317)              634-1000
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               (Name)            (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been
         filed? If answer is no, identify report(s).             [X] Yes [ ] No
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    (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                              [X] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            Analytical Surveys, Inc.
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                  (Name of  Registrant  as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  February 15, 2000                  By /s/ Sol C. Miller
      ---------------------------        ----------------------------
                                         Sol C. Miller
                                         Co-Chief Executive Officer

Attachment to Part IV

As indicated in Part III management has been unable to finalize the financial statements for the fiscal quarter ended December 31, 1999, therefore, it is not possible at this time to know whether there will be any significant change in results of operations from the corresponding period for the past fiscal year.